Delisting Determination,The Nasdaq Stock Market, LLC,
February 18, 2010, Horizon Financial Corp. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Horizon Financial Corp.
(the Company), effective at the opening of the trading session on March 1, 2010. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5100 and 5450(b)(1)(A). The Company was notified of the Staffs determination on January 11, 2010.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on January 21, 2010.